1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date October 23, 2009	By	/s/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UPDATE ON THE PROGRESS OF ACQUISITION OF

FELIX RESOURCES LIMITED

On 23 October 2009, Yanzhou Coal obtained the conditional approval from the Assistant Treasurer of Australia in relation to its acquisition of 100% of the issued share capital in Felix Resources Limited.

On 23 October 2009, Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) obtained the conditional approval from the Assistant Treasurer of Australia in relation to the Company’s acquisition of 100% of the issued share capital in Felix Resources Limited (“Felix”) (the “Transaction”). In order to obtain the official approval regarding the Transaction, the Company is required to undertake to:

1.	operate its Australian mines through Yancoal Australia Pty Limited (“Yancoal Australia”), which is incorporated and headquartered in Australia and is managed in Australia using a predominately Australian management and sales team;

2.	ensure Yancoal Australia, and any of its operating subsidiaries, have at least two directors whose principal place of residence is in Australia, one of whom will be independent of Yanzhou Coal and its related entities;

3.	ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

4.	hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

5.	list Yancoal Australia on the Australian Securities Exchange no more than the ending of 2012 and, by that time, reduce the Company’s ownership of Yancoal Australia to no more than a 70% holding. In addition, as several of the mines operated by Felix are owned by joint ventures with third party companies, following the listing and shareholding reduction in Yancoal Australia, the Company’s economic ownership of the underlying mining assets must stand at no more than 50%. In the event of potential non-performance by Yanzhou Coal as a result of economic conditions or other factors, Yanzhou Coal is required to seek the approval of the Assistant Treasurer of Australia for amending the aforesaid undertakings.

6.	market coal produced at all of its Australian mines on arms-length terms with reference to international benchmarks and in line with market practices.

In view of the above, the Acquisition has been approved by the Treasury (Foreign Investment Review Board) of Australia. The Company will continue to communicate with the relevant regulatory authorities of the PRC Government and the Australian Government about the Transaction and will prepare and submit relevant materials according to the regulatory requirements in the PRC and Australia.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

23 October 2009

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310